Exhibit 1.9

NOTICE TO READERS

Reference is made to the Offer to Purchase and Take-Over Bid Circular dated December 9, 2016 (the “Offer and Circular”) filed by Total Energy Services Inc. (“Total”) with all of the securities regulatory authorities in Canada in respect of the offer by Total to purchase all of the issued and outstanding common shares of Savanna Energy Services Corp. (“Savanna”).

Readers of the Offer and Circular are hereby advised that the table describing the comparative capital stewardship record of Total (and its predecessors) and Savanna from October 1, 2005 through September 30, 2016, as set out on each of Pages 8 and 37 of the Offer and Circular, contains a typographical error.

The “Increase in net debt, %” of Total in each such table erroneously refers to “27%” and should instead be read to refer to “86%”.

DATED: December 15, 2016

AVIS AUX LECTEURS

Il y a lieu de se reporter à la note d’information relative à une offre publique d’achat datée du 9 décembre 2016 (l’« offre et note d’information ») déposée par Total Energy Services Inc. (« Total ») auprès de l’ensemble des autorités en valeurs mobilières du Canada relativement à l’offre de Total visant l’achat de la totalité des actions ordinaires émises et en circulation de Savanna Energy Services Corp. (« Savanna »).

Les lecteurs de l’offre et note d’information sont avisés par les présentes que le tableau décrivant la performance passée comparative quant à l’administration du capital de Total (et de ses sociétés devancières) et de Savanna du 1er octobre 2005 au 30 septembre 2016, tel qu’il figure aux pages 8 et 39 de l’offre et note d’information, contient une erreur typographique.

La valeur « Augmentation de l’endettement net, en % » de Total dans chacun de ces tableaux est de « 27% »; il s’agit d’une erreur, cette valeur devrait plutôt être de « 86% ».

EN DATE DU 15 décembre 2016.